UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 11-K

[X]     Annual Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

OR

[   ]     Transition Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
525 French Road
Utica, New York 13502

CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2006 and 2005

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

We have audited the Statements of Net Assets Available for Benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CONMED Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/	Insero & Company CPAs, P.C. Certified Public Accountants

Rochester, New York
June 28, 2007

Index

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

Assets	2006	2005
Investments, at Fair Value
Mutual Funds	$64,673,778	$53,116,832
Common Collective Trust	9,273,031	9,766,642
Common Stock	4,568,833	4,973,577
Corporate Bonds	158,715	108,168
Money Market Funds	6,050,254	4,969,201
Participant Loans	2,514,433	2,212,996
Non-interest Bearing Cash	7,656	8,859

Total Investments	87,246,700	75,156,275

Receivables
Employee Contributions	120,546	38,521
Employer Contributions	42,563	13,328
Other Receivable	21,456	-
Accrued Income	1,057	868

Total Receivables	185,622	52,717

Total Assets	87,432,322	75,208,992

Liabilities
Excess Contributions Payable	212,669	-

Total Liabilities	212,669	-

Net Assets Available for Benefits at Fair Value	87,219,653	75,208,992

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	93,200	110,877

Net Assets Available for Benefits	$87,312,853	$75,319,869

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Interest and dividends	$4,201,710
Net appreciation in fair
value of investments	4,428,840
Contributions:
Participants	7,496,254
Employer	2,019,135

Total Additions	18,145,939

Deductions from net assets attributed to:
Administrative expenses	58,122
Distributions to participants	6,094,833

Total Deductions	6,152,955

Net Increase	11,992,984

Net Assets Available for Benefits at Beginning of Year	75,319,869

Net Assets Available for Benefits at End of Year	$87,312,853

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan").  The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”).  The Company matches 50 percent of each participant's contribution up to a maximum of 6 percent of participant compensation.  Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses.  Forfeitures reduced employer contributions by approximately $340,000 in 2006.

At December 31, 2006, the Plan has recorded a liability of $212,669 for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed under the IRC.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon.  A participant becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature.  Participants may change their investment options on a daily basis.

Loans

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence.  Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Establishment and Description of Plan (Continued)

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned.  Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments in common stock, debt securities and mutual funds are valued based upon quoted market prices in active markets.  Investments in common collective trust funds are valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end.  Cash, money market funds and participant loans are carried at cost which approximates market value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments.  Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded as of the ex-dividend date.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

2.	Significant Accounting Policies (Continued)

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options.  Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes.  The Plan has obtained a favorable tax determination letter, dated July 21, 2003, from the Internal Revenue Service.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for plan benefits at December 31, 2006 and 2005 consist of the following:

Index

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

4.	Investments (Continued)

	2006	2005
	Current	Current
	Value	Value
Fidelity Managed Income
Portfolio Fund	$9,273,031	$9,766,642
Fidelity Puritan Fund	9,110,492	7,384,699
Fidelity Equity Income Fund	8,977,600	7,397,158
Spartan U.S. Equity Index Fund	8,219,957	7,104,350
Fidelity Low-Priced Stock Fund	7,432,157	6,486,658
Fidelity Aggressive Growth Fund	6,451,884	7,495,095
Fidelity Diversified International Fund	5,180,629	N/A*
Fidelity Retirement Money
Market Fund	4,787,040	3,814,378
Fidelity Investment Grade
Bond Fund	N/A*	3,878,747

*Fidelity Investment Grade Bond Fund did not exceed 5% of the net assets available for benefits at December 31, 2006.  Fidelity Diversified International Fund did not exceed 5% of the net assets available for benefits at December 31, 2005.

Net appreciation in the fair value of investments for the year ended December 31, 2006 is as follows:

Mutual funds	$4,410,633
Common stocks	18,207
$4,428,840

5.	Transactions with Parties-in-Interest

As of December 31, 2006 and 2005, the Plan held certain securities issued by the Company as follows:

	December 31, 2006		December 31, 2005
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

CONMED Corp.
Common Stock	136,131	$3,147,349	139,697	$3,304,531

In addition, certain assets of the Plan are invested in funds managed by Fidelity.  Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest.

Index

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2006:

Net Assets Available for Benefits Per
the Financial Statements	$87,312,853

Adjustment from Contract Value to Fair Value for
Interest in Common Collective Trust Relating to Fully
Benefit-Responsive Investment Contracts	(93,200)

Net Assets Available for Benefits Per the Form 5500	$87,219,653

Net Increase in Assets Available for Benefits Per
the Financial Statements	$11,992,984

Adjustment from Contract Value to Fair Value for
Interest in Common Collective Trust Relating to Fully
Benefit-Responsive Investment Contracts	(93,200)

Net Income Per the Form 5500	$11,899,784

Index

CONMED Corporation
Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Fair
Identity of Issue/Description of Investment	Value

FAM Value Fund**	$3,102,656
Fidelity Puritan Fund**	9,110,492
Fidelity Equity Income Fund**	8,977,600
Fidelity Investment Grade Bond Fund**	4,179,974
Fidelity Low-Priced Stock Fund**	7,432,157
Fidelity Aggressive Growth Fund**	6,451,884
Fidelity Capital Appreciation Fund**	981,016
Fidelity Diversified International Fund**	5,180,629
Legg Mason Value Trust Fund	276,321
Spartan U.S. Equity Index Fund**	8,219,957
Fidelity Managed Income Portfolio Fund**	9,273,031
CONMED Corporation Common Stock **	3,147,349
Participant - Directed Brokerage Link Account	3,561,249
Fidelity Retirement Money Market Fund**	4,787,040
Fidelity Freedom Funds**	2,926,001
Needham Growth Fund	2,214,588
Interest Bearing Cash Accounts	223,999
Rainier Small/Mid Cap Fund	3,588,046
WFA Small Cap Value Z Fund	1,090,622
Participant loans, interest rates from 5.25% to
10.50% and maturities from 2007 to 2021	2,514,433

$87,239,044

**           Denotes party-in-interest

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By: /s/	Robert D. Shallish, Jr.
Robert D. Shallish, Jr.
Vice President – Finance and
Chief Financial Officer
CONMED Corporation

Date:  June 28, 2007